UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

MGT Capital Investments, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

55302P202

(CUSIP Number)

Elias Fernandez Sanchez

102 NE 103rd Street

Miami, FL 33138

(646) 981-8999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Various

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55302P202	13D	Page 2 of 9

1	Name of Reporting Person Minerset Farms Inc.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 96,000,000 shares of Common Stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 96,000,000 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 96,000,000 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 9.3%
14	Type of Reporting Person CO

CUSIP No. 55302P202	13D	Page 3 of 9

1	Name of Reporting Person Minerset International Ltd
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power
	8	Shared Voting Power 96,000,000 shares of Common Stock
	9	Sole Dispositive Power
	10	Shared Dispositive Power 96,000,000 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 96,000,000 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 9.3%
14	Type of Reporting Person HC

CUSIP No. 55302P202	13D	Page 4 of 9

1	Name of Reporting Person Kosmo Investments Pte. Ltd
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power
	8	Shared Voting Power 96,000,000 shares of Common Stock
	9	Sole Dispositive Power
	10	Shared Dispositive Power 96,000,000 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 96,000,000 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 9.3%
14	Type of Reporting Person HC

CUSIP No. 55302P202	13D	Page 5 of 9

1	Name of Reporting Person Elias Fernandez Sanchez
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Spain
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power
	8	Shared Voting Power 96,000,000 shares of Common Stock
	9	Sole Dispositive Power
	10	Shared Dispositive Power 96,000,000 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 96,000,000 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 9.3%
14	Type of Reporting Person IN

CUSIP No. 55302P202	13D	Page 6 of 9

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of MGT Capital Investments, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2076 Foster Mill Drive, LaFayette, GA 30728.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Minerset Farms LLC (“Minerset Farms”), Minerset International Ltd (“International”), Kosmo Investments Pte. Ltd. (“Kosmo”) and Elias Fernandez Sanchez (“Fernandez”, and together with the foregoing persons and entities, collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached as an exhibit hereto (the “Joint Filing Agreement”).

As of the date of this statement, Minerset Farms is the record owner of 96,000,000 shares of Common Stock. International, Kosmo and Fernandez directly (whether through ownership interest or position) or indirectly may be deemed to control Minerset Farms, and may be deemed to have shared voting and investment power with respect to the shares of Common Stock owned by Minerset Farms.

(b) The address of each of the Reporting Persons is 102 NE 103rd Street, Miami, FL 33138.

(c) The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Person is set forth on Schedule A hereto.

(d) None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e) None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f) Minerset Farms is formed under the laws of Delaware; International is formed under the laws of the British Virgin Islands; Kosmo is formed under the laws of Singapore; and Fernandez is a citizen of Spain.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of Common Stock held by the Reporting Persons in accordance with the terms of a Property Lease Agreement, dated March 16, 2023 (the “Lease”), Partnership Agreement dated March 16, 2023 (the “Partnership Agreement”), and Modifications to Property Lease and Partnership Agreements, dated November 27, 2023 (the “Modification” and, together with the Lease and the Partnership Agreement, the “Agreements”), to which Minerset Farms and the Issuer are parties. On April 30, 2024, the Issuer issued 54,000,000 shares of Common Stock to Minerset Farms pursuant to the terms of the Agreements.

Item 4. Purpose of Transaction.

The acquisition of Common Stock of MGT Capital Investments, Inc.

The Reporting Persons acquired the securities described in this Schedule 13D pursuant to the terms of the Agreements for investment purposes and intend to review such investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 55302P202	13D	Page 7 of 9

Item 5. Interest in Securities of the Issuer.

The responses to this Item 5 and the information on the cover pages hereto are based on 1,037,170,903 shares of Common Stock outstanding, as described in the Issuer’s Current Report on Form 8-K dated April 30, 2024.

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) – (b)

As a result of the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have shared beneficial ownership of 96,000,000 shares of Common Stock, which represents 9.3% beneficial ownership of the Issuer’s Common Stock.

(c)	Except as described in Items 3 and 4, the Reporting Persons have not effected any transactions during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Partnership Agreement, Issuer agreed to issue 500,000 shares of Common Stock monthly for each Space (as defined in the Lease) within 5 days of Rental Payment (as defined in the Lease) pursuant to the Lease. At each one-year anniversary of the effective date of the Lease, the Company shall issue additional shares equal to the total amount issued in the previous 12-month period. Holdings has the option to invest up to One Million US Dollars ($1,000,000.00) into the Issuer in the form of a convertible note, convertible into Common Stock that equals 25% of the pro-forma, post-issuance shares. The Agreements are filed as exhibits hereto, and the foregoing description is subject to the terms of the Agreements.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number*	Description

99.1	Joint Filing Agreement, dated May 30, 2024

99.2	Partnership Agreement, dated March 16, 2023

99.3	Property Lease Agreement, dated March 16, 2023

99.4	Modifications to Property Lease and Partnership Agreements, dated November 27, 2023

CUSIP No. 55302P202	13D	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 30, 2024

MINERSET FARMS INC.

By: /S/ ELIAS FERNANDEZ SANCHEZ
Name: Elias Fernandez Sanchez
Title: President

Minerset International Ltd

By: /S/ ELIAS FERNANDEZ SANCHEZ
Name: Elias Fernandez Sanchez
Title: CEO

Kosmo Investments Pte. Ltd

By: /S/ ELIAS FERNANDEZ SANCHEZ
Name: Elias Fernandez Sanchez
Title: CEO

S/ ELIAS FERNANDEZ SANCHEZ
Elias Fernandez Sanchez, individually

CUSIP No. 55302P202	13D	Page 9 of 9

SCHEDULE A

Directors, Executive Officers and Control Persons of the Reporting Person

Name	Position	Citizenship	Present Principal Occupation	Business Address
Elias Fernandez Sanchez	Director and CEO of Minerset Farms, Inc., Minerset International Ltd and Kosmo Investments Pte. Ltd	Spain	CEO of Minerset Farms, Inc., Minerset International Ltd and Kosmo Investments Pte. Ltd	102 NE 103rd Street, Miami, FL 33138